SLIDES USED IN MEETINGS WITH STOCKHOLDERS OF DENDREON CORPORATION AND OF CORVAS INTERNATIONAL, INC. BEGINNING APRIL 15, 2003

Filed by Dendreon Corporation Pursuant to Rule 165 and Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Corvas International, Inc. Form S-4 File No. 333-104167

This filing relates to the proposed acquisition by Dendreon Corporation (“Dendreon”) of Corvas International, Inc. (“Corvas”) pursuant to the terms of an Agreement and Plan of Merger, dated February 24, 2003 (the “Merger Agreement”), by and among Dendreon, Seahawk Acquisition, Inc., Charger Project LLC and Corvas. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Dendreon on February 25, 2003, and is incorporated by reference into this filing.

The following are slides from presentations made to various stockholders of Dendreon and of Corvas beginning April 15, 2003.

DENDREON CORPORATION™

CORVAS INTERNATIONAL

Building a Premier Biotechnology Company

DENDREON
CORPORATION

CORVAS
INTERNATIONAL

Building a Premier Biotechnology Company

Forward-Looking
Statement Disclaimer

This presentation includes forward-looking statements, including statements about Dendreon's proposed acquisition of Corvas, post-closing business synergies and product opportunities, and product development and commercialization. Actual results may differ materially from those projected in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements are contained in Dendreon's filings with the SEC, including its Registration Statement on Form S-4 (Reg. No. 333-104167), filed on March 31, 2003, under the caption "Risk Factors."

Additional Information About the
Acquisition and Where to Find It

Dendreon and Corvas have filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which contains a preliminary joint proxy statement/prospectus with respect to the combination and other relevant materials. The Registration Statement has not been declared effective by the SEC. INVESTORS AND SECURITY HOLDERS OF DENDREON AND CORVAS ARE URGED TO READ THE COMPANIES’ RELEVANT FILINGS WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INOFRMATION ABOUT DENDREON, CORVAS AND THE COMBINATION. The preliminary joint proxy statement/prospectus and other relevant materials, and any other documents filed by Dendreon or Corvas with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.

In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Dendreon by directing a request to: Dendreon Corporation, 3005 First Avenue, Seattle, WA 98121, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Corvas by contacting Corvas Investor Relations at 3030 Science Park Road, San Diego CA 92121.

Dendreon, Corvas and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dendreon and Corvas in favor of the combination. Information about the executive officers and directors of Dendreon and their ownership of Dendreon common stock is set forth in the preliminary joint proxy statement/prospectus. Information about the executive officers and directors of Corvas and their ownership of Corvas common stock is set forth in Corvas’ Annual Report on Form 10-K, which was filed with the SEC on March 14, 2003. Certain directors and executive officers of Corvas may have direct or indirect interests in the combination due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, or rights to severance payments if their employment is terminated following the combination. Additional information regarding Dendreon, Corvas, and the interests of their respective executive officers and directors in the combination is contained in the preliminary joint proxy statement/prospectus.

Dendreon Corporation

Developing targeted therapies for the treatment of cancer

- Immunotherapeutic cancer programs
  - Provenge®, Mylovenge™, APC8024, Trp-p8, NY-ESO, CEA, MN, Telomerase
- Monoclonal antibodies and small molecules
  - Trp-p8, DN1921, DN1924
- Industry leading collaborators
  - Genentech, Inc., Kirin Brewery Co., Ltd.

DENDREON CORPORATION

Dendreon Corporation

Developing targeted therapies for the treatment of cancer

o Immunotherapeutic cancer programs
     - Provenge®, MylovengeTM, APC8024, Trp-p8, NY-ESO, CEA, MN, Telomerase
o Monoclonal antibodies and small molecules
     - Trp-p8, DN1921, DN1924
o Industry leading collaborators
     - Genentech, Inc., Kirin Brewery Co., Ltd.

Momentum Continues in 2003

Corvas Acquisition

o Stock for stock transaction
o Valued at $73 M, based on Dendreon stock price as of 2/24/03, an 83% premium to Corvas' stock price as of the same date
o Dendreon will own 68.3% and Corvas stockholders will own 31.7%, based on current capitalization
o Combination is expected to increase stockholder value by creating a more diversified and sustainable organization
      - Two Phase 3 programs
      - Two Phase 2 programs
      - One Phase 1 program

Combining Strengths

Technology

- Broad oncology portfolio covering 4 platforms
- 5 ongoing clinical programs
- Enhanced intellectual property estate, 87 issued U.S. patents
- Small molecule, medicinal chemistry expertise

Operations

- Experienced management team
- Clinical development expertise
- Research and development expertise
- Collaborations with industry leaders

Financial

DENDREON CORPORATION

Combining Strengths

Technology
o Broad oncology portfolio covering 4 platforms
o 5 ongoing clinical programs
o Enhanced intellectual property estate, 87 issued U.S. patents
o Small molecule, medicinal chemistry expertise
Operations
o Experienced management team
o Clinical development expertise
o Research and development expertise
o Collaborations with industry leaders
Financial
o Combined balance sheet of approximately $110M at 6/30/03
o Resources to fuel Provenge development
o Resources to advance other clinical and preclinical programs

Preclinical Synergies in
Oncology

Vaccine Targets	Antibodies	Small Molecules	Prodrug Program
NY-ESO	Trp-p8	Trp-p8	uPA
CEA	DN1924	Urokinase (uPA) Inhibitors	Other Serine Proteases
MN	DN1921 (autoimmune diseases)	Matriptase Inhibitors
Telomerase	Serine Protease Inhibitors
Trp-p8

DVDN

CVAS

Advanced Clinical Trial Pipeline

Product / Target  Phase 1  Phase 2  Phase 3

Provenge(®)
Androgen Independent Prostate Cancer
D9901
D9902
Androgen Dependent Prostate Cancer
Mylovenge(TM)
Multiple Myeloma
rNAPc2
Acute Coronary Syndromes
APC8024
Breast, Ovarian, Colon Cancers

DVDN
CVAS

Leading Cancer Vaccine Platform

  Well validated and well characterized antigen targets manufactured as recombinant proteins
  Proprietary Antigen Delivery CassetteTM technology
  Induces strong and reproducible immune responses

Provenge® Phase 3 Trial (D9901)

Double Blind, Placebo Controlled
Vaccinate at Weeks
0
2
4

DENDREON CORPORATION

Provenge® Phase 3 Trial (D9901)

(Chart)

  First randomized, double blind, placebo controlled Phase 3 study of a cancer vaccine
  Advanced androgen independent prostate cancer patients
  No existing treatment options (except palliatives for pain)
  Primary endpoint - Median time to objective disease progression
  Secondary endpoint - Delay in onset of disease-related pain

Primary Efficacy Analysis (ITT)

Time from randomization to disease progression

Proportion Without Progression
1.00
0.75
0.50
0.25
0.00
0 10 20 30 40 50 60 70 80
Time to Disease Progression (weeks)
Provenge (n=82)
Placebo (n=45)
p= 0.085
HR = 1.394 (95% CI 0.953 – 2.037)

DENDREON CORPORATION

Phase 3 Trial #D9901

Primary Efficacy Analysis (ITT)
Time from randomization to disease progression

(Chart)

Phase 3 Trial #D9901

Gleason Score

o Routinely performed prostate grading system
     - Histologic measure of aggressiveness of tumor
     - Patients with score of < 7 tend to have better prognosis
o Majority (75%) of androgen independent patients have a score of 7 or less
o Pre-specified subgroup for analysis
o Single most important predictor of response to Provenge treatment

Efficacy Analysis: Gleason ≤7

Proportion Progression Free
1.00
0.75
0.50
0.25
0.00
0
10
20
30
40
50
60
70
80
Time (weeks)
Provenge (n=50)
Placebo (n=25)
p= 0.002
HR = 2.222 (95% CI: 1.331 – 3.710)

DENDREON CORPORATION
Phase 3 Trial #D9901

Efficacy Analysis: Gleason < 7
Time to objective disease progression (Kaplan-Meier method): Primary Efficacy Analysis, Gleason Score < 7, Intent-to-Treat Patients

(Chart)

Phase 3 Trial #D9901

Comparison of Gleason Subgroups

Subgroup Analysis: Gleason ≤7

1.00
0.75
0.50
0.25
0.00
Proportion Progression Free
0
10
20
30
40
50
60
70
80
Time (weeks)
Provenge (n=50)
Placebo (n=25)
log rank
p= 0.002

Subgroup Analysis: Gleason ≥8

1.00
0.75
0.50
0.25
0.00
Proportion Progression Free
0
10
20
30
40
50
60
70
80
Time (weeks)
Provenge (n=32)
Placebo (n=20)
log rank
p= 0.43

DENDREON CORPORATION

Phase 3 Trial #D9901

Comparison of Gleason Subgroups

Subgroup Analysis: Gleason < 7

(Chart)

Subgroup Analysis: Gleason > 8

(Chart)

Phase 3 Trial #D9901

Progression Analysis: Gleason ≤ 7

Time to Progression (weeks)

	Provenge (N=50)	Placebo (N=25)	Treatment Effect
Median	16.0	9.0	1.78

Progression Free Survival Rate (percent)

DENDREON CORPORATION

Phase 3 Trial #D9901

Progression Analysis: Gleason < 7

Time to Progression (weeks)

                  Provenge    Placebo
                  (N=50)       (N=25)                   Treatment Effect
Median         16.0            9.0                             1.78

Progression Free Survival Rate
(percent)

                   Provenge       Placebo                  Treatment Effect
Months

 6                    34.7            4.0                              8.7
 9                    17.7            4.0                              4.4
12                   10.1               0                          >10.1
18                     6.7               0                           > 6.7

Phase 3 Trial #D9901

Secondary Endpoint

Gleason ≤ 7

APC8015 (n = 48)
Placebo (n = 23)
p = 0.019 Log Rank
HR = 2.615 (95% CI: 1.138, 6.008)
Probability of No Pain
1.00
0.75
0.50
0.25
0.00
0
10
20
30
40
50
60
70
80
Time to Onset of Disease-Related Pain (weeks)

Gleason ≥ 8

APC8015 (n = 32)
Placebo (n = 20)
p = 0.222 Log Rank
HR = 0.555 (95% CI: 0.213, 1.450)
Probability of No Pain
1.00
0.75
0.50
0.25
0.00
0
10
20
30
40
50
60
Time To Onset of Disease-Related Pain (weeks)

DENDREON CORPORATION
Phase 3 Trial #D9901

Secondary Endpoint
Time to Onset of Disease-Related Pain (Gleason < 7 and > 8)

Gleason < 7

(Chart)

Gleason > 8

(Chart)

Phase 3 Trial #D9901

Provenge Very Well Tolerated*

Number (%) of patients with Adverse Events

*Occurring in $\geq$10% of patients
p=$\leq$0.05 vs. placebo

DENDREON CORPORATION
Phase 3 Trial #D9901

Provenge Very Well Tolerated*

	APC8015 (n=82)	Placebo (n=45)	Median Duration (days)

Event [n(%)]
Rigor	49 (59.8)	3 (6.7)	1.0
Pyrexia	24 (29.3)	1 (2.2)	2.0
Headache NOS	11 (13.4)	1 (2.2)	1.0
Paresthesia	11 (13.4)	1 (2.2)	2.0
Dyspnea	9 (11.0)	1 (2.2)	1.0

Number (%) of patients with Adverse Events

*Occurring in >10% of patients
p= <0.05 vs. placebo

Phase 3 Trial #D9901

Results of Recent FDA Discussions
o Recognized that D9901 data is promising and would be supportive to filing
o Patients with Gleason score < 7 are relevant population on which to base approval
o Modified existing D9902 trial (D9902B) will provide basis for registration
o Approximately 275 patients will be enrolled into study D9902B to support BLA

Worldwide Prostate Cancer Therapeutic Sales

$2.76 billion in 2001
$60
$26
$518
$825
$677
$655
Lupron
Leuplin (Japan)
Zoladex
Casodex
Eulexin/flutamide
Novantrone

Source: Med Ad News; IMS Health

DENDREON CORPORATION

Worldwide Prostate Cancer
Therapeutic Sales

$2.76 billion in 2001

(Chart)

Source: Med Ad News; IMS Health

Provenge Collaboration Discussions

- Large market with unmet need
- Receipt of 9901 data and agreement from FDA have driven high level of interest in Provenge
- Competitive process
- Will be structured as co-development and co-promotion agreement
- Global agreement minus Asia and Oceania

DENDREON CORPORATION

Provenge Collaboration Discussions

o Large market with unmet need
o Receipt of 9901 data and agreement from FDA have driven high level of interest in Provenge
o Competitive process
o Will be structured as co-development and co-promotion agreement
o Global agreement minus Asia and Oceania

APC8024 Phase 1 Trials

Patient Population

- Advanced, metastatic breast, ovarian and colon cancer patients
- Her-2 positive
- Failed all conventional therapies including Herceptin

Endpoints

- Safety
- Clinical response
- Immune response

DENDREON CORPORATION

APC8024 Phase 1 Trials

Patient Population
o Advanced, metastatic breast, ovarian and colon cancer patients
o Her-2 positive
o Failed all conventional therapies including Herceptin
Endpoints
o Safety
o Clinical response
o Immune response

D2000-2 Clinical Response
Status of 11 patients evaluated

Stable                               5 (45%)
Partial Response*             1 (9%)

* As determined by a more than 50% reduction in tumor volume

Dendreon & Genentech

Trp-p8 Collaboration

DENDREON CORPORATION

Dendreon & Genentech

Trp-p8 Collaboration

Trp-p8 Characteristics

o Trans-membrane voltage gated Ca2+ channel
o Over-expressed in breast, prostate, lung and colon cancers as well as hyperplastic prostate
o Multiple therapeutic opportunities
      - Vaccines
      - Monoclonal antibodies
      - Small molecules

References: U.S. Patent 6,194,152: Prostate tumor polynucleotide compositions and methods of detection thereof

Published in Cancer Research 61, 3760-9, 2001

A
1 2 3 4 5 6 7 8
a
b
c
d
e
f
g
h
B
1 2 3 4 5 6 7 8
a
b
c
d
e
f
g
h

DENDREON
CORPORATION

In Normal Human Tissue, Trp-p8 Expression is Restricted to the Prostate

(Chart)

Trp-p8 is Detected in Primary Cancer Samples by In Situ Hybridization

Tissue type	Prostate Adeno Ca	Breast Adeno Ca	Melanoma	Colorectal Adeno Ca	Lung Ca
Number of samples positive/studied	16/16	10/14	3/4	13/14	8/10

Normal Breast Tissue
Breast/CA RNA Tissue      (Chart)

Normal Colon Tissue
Colon/CA RNA Tissue      (Chart)

Trp-p8 -Architecture

Trp-p8 –Therapeutics

Calcium
Calcium
Trp-p8
Cell Membrane
Cancer Cell

DENDREON CORPORATION

Trp-p8 -Therapeutics

Genentech Trp-p8 Collaboration

o Structured as a co-development, co-promotion agreement with profit sharing rights in the U.S.
o Significant upfront and milestone payments
o Genentech responsible for manufacturing and funds majority of manufacturing and clinical trial costs
o Leverage Corvas' medicinal chemistry expertise for small molecule development
o Dendreon maintains all development and commercialization rights in Asia and Oceania

Collaboration Milestones

- Total milestone payments could exceed $110 Million

DENDREON CORPORATION

Collaboration Milestones

o Equity purchases and cash milestone payments
o Milestone Events
     - At deal signing
     - Drug candidate identification
     - IND filing
     - Clinical trial milestones
     - BLA submission
     - BLA approvals

o Total milestone payments could exceed $110 Million

Corvas Oncology Programs

DENDREON CORPORATION™

CORVAS INTERNATIONAL

Corvas Oncology Programs

DENDREON CORPORATION

CORVAS INTERNATIONAL

Serine Protease Cancer Programs

MONOCLONAL
ANTIBODIES
SERINE PROTEASE
CANCER TARGETS
PROTEASE ACTIVATED
PRODRUGS

DENDREON CORPORATION

Serine Protease Cancer Programs

[CHART]

  Relevant for prostate cancer
  Most well known is PSA
  Provide a number of therapeutic opportunities

  –Inhibition with small molecules or monoclonal antibodies
  –As a target for monoclonal antibodies and therapeutic vaccines
  –Leverage enzymatic activity for delivery of Prodrugs(PACT)

Protease Activated Cancer Therapy (PACT) Program

Substrate
P1
P1'
Toxin
Substrate
P1
P1'
Toxin
Tumor Cell
Toxin
P1'
DENDREON
CORPORATION

Protease Activated Cancer Therapy (PACT) Program

[CHART]

JB017 25mg/kg CVS-10290 PK
in nude mice/DU145 tumors
15
10
5
0
[redacted]
dox (uM)
nL-dox (uM)
S-nL-dox
CVS-10290 (uM)

JB017 25mg/kg CVS-10290 PK
in nude mice/DU145 tumors
3
2
1
0
[redacted]
dox (uM)
nL-dox (uM)

DENDREON
CORPORATION

CVS-10290 PK - Acute dose of 25mg/kg CVS-10290, IP in DU145 bearing nude mice

Dox peaks at 4 hours in tumors

At 24 hours dox is still detectable in tumors

[CHART]

CVS-10290 Efficacy Study Q1dx5

DU145 Tumor Volume
Rx Q1Dx5 d0-4 (imp -29)
[redacted]
2500
2000
1500
1000
500
0
0
10
20
30
40
DAYS
control
1mg/kg Dox
20mg/kg CVS-10290

DENDREON
CORPORATION

CVS-10290 Efficacy Study Q1dx5

[CHART]

Dose Group	max group % body weight loss	% Tumor growth inhibition	t test (p-value)
Control		-
Dox 1.0 mg/kg	-12%	42	0.1980	3/10 toxic deaths
CVS-10290 20mg/kg	-9%	71	0.0112

Corvas Cardiovascular Program

DENDREON

CORPORATION™

CORVAS

INTERNATIONAL

Corvas Cardiovascular Program

DENDREON CORPORATION

CORVAS INTERNATIONAL

rNAPc2 Potent Anticoagulant

Heparin
LMWH
Angiomax®
Blood Clot
rNAPc2
Thrombin
Xa
VIIa
TF
Arixtra®
(Pentasaccharide)

DENDREON CORPORATION

rNAPc2 Potent Anticoagulant

  Acts at initiation of coagulation cascade by blocking Tissue Factor/Factor VIIa complex
  Produces sustained suppression of thrombin generation - a key element in acute coronary syndrome (ACS)
  Potent and prolonged duration of action
  May complement downstream products (heparins)
  Manufacturing process in place
  Antidote readily available (NovoSeven®)
  Phase 2 studies in patients with ACS

[CHART]

ANTHEM TIMI 32

Phase 2 Trial design

ACS
Early Invasive

rNAPc2 | 125 pts | Placebo

Part 1 - Dose Escalation

Initial safety experience

Go or no go decision 2H 2003

ACS
Early Invasive

rNAPc2 #1 | rNAPc2 #2 | Placebo

400 pts

Part 2 - Dose Ranging

Evaluate safety & efficacy

Seek Collaborator

ACS
Early Invasive or Conservative

rNAPc2 | 1000 pts | Placebo

Part 3 - Dose Confirmation

Select dose for Phase 3

Conducted with Collaborator

DENDREON CORPORATION

ANTHEM TIMI 32 Phase 2 Trial design

[CHART]	Part 1 - Dose Escalation Initial safety experience Go or no go decision 2H 2003

[CHART]	Part 2 - Dose Ranging Evaluate safety & efficacy Seek Collaborator

[CHART]	Part 3 - Dose Confirmation Select dose for Phase 3 Conducted with Collaborator

Pro Forma Balance Sheet

Year Ending Dec. 31, 2002 ($ in millions)
Pro Forma 2002
Cash, cash equivalents, short-term & long-term investments	$145.5
Working capital	100
Total assets	158.3
Total stockholder's equity	119.9

Expected Milestones and News Flow

Type                                2003 2004 2005

Clinical Data                     Presentations at upcoming scientific meetings
Regulatory                        Fast track designation -- Provenge
Preclinical Milestone         Trp-p8 Mab lead selection and DNA milestone payment
Clinical Trials                    Complete Phase II Mylovenge studies
Clinical Trials                    Complete Phase I studies of APC8024, Design and begin Phase II studies
Business Dev                    Announce Provenge collaboration agreement
Business Dev                    Trp-p8 collaboration in Asia
Clinical Trials                    Complete enrollment of Provenge hormone sensitive study (P-11)
Clinical Trials                    Complete enrollment of D9902B – Pivotal Provenge study
Clinical Trials                    Complete rNAPc2 part I/Phase II program
Preclinical Milestone          Trp-p8 small molecule lead and DNA milestone payment
Clinical Trials                     IND CVS-10290 Pro-drug program
Clinical Trials                     DN1924 Mab IND

The New Dendreon

  Creating a top tier biotech company
  Validated therapeutic cancer platform

          - Near-term market opportunities
          - Significant clinical benefit demonstrated with Provenge®

  Broad portfolio includes monoclonal antibodies, small molecules, and prodrugs
  Industry leading partners
  Capitalized to invest in promising programs

DENDREON CORPORATION

©Dendreon 2003